EXHIBIT 99.2

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT’S REPORT
Management’s Responsibility for Financial Statements
The Consolidated Financial Statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the Consolidated Financial Statements.
The Consolidated Financial Statements have been prepared by management in accordance with the accounting policies as described in the notes to the Consolidated Financial Statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.
To ensure the integrity of the Consolidated Financial Statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization and include a written Code of Conduct that applies to all employees, including the Chief Executive Officer and Chief Financial Officer.
BDO Canada LLP, an independent registered public accounting firm appointed by the shareholders, has conducted an examination of the corporate and accounting records in order to express their opinion on the Consolidated Financial Statements. The Audit Committee, consisting of three independent directors, has met with representatives of BDO Canada LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the Consolidated Financial Statements. The Board of Directors has approved the Consolidated Financial Statements.
Management’s Report on Internal Controls over Financial Reporting
Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of Consolidated Financial Statements for reporting purposes. Management’s evaluation concluded that the internal controls over financial reporting were effective as of December 31, 2021.

The effectiveness of TransGlobe’s internal controls over financial reporting as of December 31, 2021 have been audited by BDO Canada LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2021.

Signed by:

“Randy C. Neely”	“Edward D. Ok”

Randy C. Neely	Edward D. Ok
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 17, 2022

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of TransGlobe Energy Corporation and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of earnings (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively “IFRS”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated March 17, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
The impact of estimates of proved plus probable oil, natural gas and natural gas liquids reserves on petroleum and natural gas assets
As described in Note 13 to the consolidated financial statements, the Company has a Petroleum and natural gas assets of $173,804 (000’s) at December 31, 2021. Additionally, an impairment reversal of $31,521 (000’s) was recorded during the year ended December 31, 2021. The process of estimating oil and gas reserves is complex and involves decisions and assumptions in evaluating the available geological, geophysical, engineering and economic data. The accuracy of the Company’s reserves estimates is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions, and the judgment of the management and 3 rd
party reserves engineers preparing the estimate. The determination of the present value of the reserves estimates requires both management and the 3 rd
party reserves engineers to make significant estimations and assumptions related to pricing, differentials, volume, operating costs, division of interest, taxes, future development costs, and discount rate. The Company’s oil and natural gas reserves estimates directly impact (1) oil and natural gas properties, (2) depreciation, depletion, and amortization and (3) the assessment of impairment (reversal) of oil and natural gas properties. As disclosed by management, any significant variance in these assumptions could materially affect the estimated quantities and present value of their reserves.
The cost of petroleum and natural gas assets comprise the purchase or construction costs, and any costs directly attributable to bring the asset into operation, including qualifying exploration and evaluation (“E&E”) costs. Petroleum and natural gas assets are measured at cost less accumulated depletion, depreciation and amortization, and accumulated impairment losses.
We identified the impact of estimates of proved plus probable oil, natural gas and natural gas liquids reserves on petroleum and natural gas assets as a critical audit matter. Certain inputs and assumptions required to estimate volumes and future net revenues of proved plus probable reserves, involve a high degree of subjectivity which could have a significant impact on the measurement of depletion expense and impairment (reversal).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Our audit procedures included the following, among others:

•
We evaluated the design and tested the operating effectiveness of certain controls relating to the critical audit matter, including controls over the calculation of depletion expense and controls over the estimation of the proved and probable reserves, including the reserve assumptions.

•
We evaluated the independence, objectivity, and professional qualifications of the Company’s reserves engineers, made inquiries of those specialists regarding the process followed and judgments made to estimate the Company’s proved plus probable reserves volumes, and read the reserves report prepared by the Company’s specialists;

•	We evaluated the reasonableness of management’s key inputs and assumptions used to determine proved plus probable reserves volumes and other cash flow inputs and assumptions including:

○	Internal communications to management and the Board of Directors.

○	Permits and approval for expenditures.

○	Agree significant inputs to source documentation where available.

○	Assess inputs for reasonableness based on review of corroborative evidence.

○	Applied analytical procedures to the reserves report forecasted production by comparing to historical actual results, and to the prior year reserves report.

○
Compared the estimated pricing differentials used in the reserves report to realized prices related to revenue transactions recorded in the current year and examined contractual support for the pricing differentials.

•	We evaluated management’s estimated future oil and natural gas prices by:

○	Understanding the methodology used by management for developing future prices and comparing the estimated prices to an independently determined range of prices.

○	Comparing management’s estimates to published forward pricing indices and third-party industry sources.

•	Engaged our fair value specialist to review the appropriateness of discounts rates used in the calculations of recoverable amounts.
/s/ BDO Canada LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2020.
Calgary, Alberta
March 17, 2022

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Opinion on Internal Control over Financial Reporting
We have audited TransGlobe Energy Corporation’s (the “Company’s”) internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of earnings (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes and our report dated March XX, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ BDO Canada LLP
Chartered Professional Accountants
Calgary, Alberta
March 17, 2022

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Expressed in thousands of U.S. Dollars, except per share amounts)

		Years Ended December 31
	Notes	2021	2020

REVENUE

Petroleum and natural gas sales, net of royalties	24	169,006	114,675
Finance revenue	7	9	106
Other revenue	6	32	641

		169,047	115,422

EXPENSES
Production and operating	10,2 4	61,430	64,462
Overlift	24	14,723	–
Selling costs	8	3,921	2,111
General and administrative	26	20,353	11,990
Foreign exchange loss		47	24
Finance costs	7	1,141	2,520
Depletion, depreciation and amortization	13	25,434	31,049
Asset retirement obligation accretion	1 4	207	259
Loss (gain) on financial instruments	5	10,563	(6,621)
Impairment (reversal) loss	12, 13	(31,521)	73,495

		106,298	179,289

Earnings (loss) before income taxes		62,749	(63,867)

Income tax expense - current	11	22,411	13,530

NET EARNINGS (LOSS)		40,338	(77,397)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		(62)	766

COMPREHENSIVE INCOME (LOSS)		40,276	(76,631)

Net earnings (loss) per share	21
Basic		0.56	(1.07)
Diluted		0.55	(1.07)

See accompanying notes to the Consolidated Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA
Consolidated Balance Sheets
(Expressed in thousands of U.S. Dollars)

	Notes	As at December 31, 2021	As at December 31, 2020

ASSETS
Current

Cash		37,929	34,510
Accounts receivable	5,9	12,217	9,996
Prepaids and other		4,024	3,530
Product inventory	10	-	5,828

		54,170	53,864

Non-Current
Intangible exploration and evaluation assets	12	2,673	584
Property and equipment
Petroleum and natural gas assets	13	173,804	140,059
Other	13	2,202	2,917
Deferred taxes	11	6,246	3,723

		239,095	201,147

LIABILITIES
Current
Accounts payable and accrued liabilities	1 6	26,112	20,176
Current portion of share-based compensation liabilities	20	6,174	1,491
Derivative commodity contracts	5	88	398
Current portion of lease obligations	1 5	764	1,553
Current portion of long-term debt	1 7	-	14,897

		33,138	38,515

Non-Current
Long-term debt	1 7	3,040	6,567
Asset retirement obligations	1 4	14,102	13,042
Share-based compensation liabilities	20	3,959	544
Lease obligations	1 5	36	461
Deferred taxes	11	6,246	3,723

		60,521	62,852

SHAREHOLDERS’ EQUITY
Share capital	19	153,021	152,805
Accumulated other comprehensive income		1,838	1,900
Contributed surplus	2 0	24,896	25,109
Deficit		(1,181)	(41,519)

		178,574	138,295

		239,095	201,147

Commitments and Contingencies (Note 18)
See accompanying notes to the Consolidated Financial Statements
Approved on behalf of the Board of Directors
Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO Director	Audit Committee Chair Director

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of U.S. Dollars)

		Years Ended December 31
	Notes	2021	2020
Share Capital

Balance, beginning of year	19	152,805	152,805
Stock options exercised	19	(340)	-
Transfer from contributed surplus on exercise of options	19	556	-

Balance, beginning and end of year	19	153,021	152,805

Accumulated Other Comprehensive Income
Balance, beginning of year		1,900	1,134
Currency translation adjustment		(62)	766

Balance, end of year		1,838	1,900

Contributed Surplus
Balance, beginning of year		25,109	24,673
Share-based compensation expense	2 0	343	436
Transfer to share capital on exercise of options	20	(556)	-

Balance, end of year		24,896	25,109

(Deficit) Retained Earnings
Balance, beginning of year		(41,519)	35,878
Net earnings (loss)		40,338	(77,397)

Balance, end of year		(1,181)	(41,519)

See accompanying notes to the Consolidated Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. Dollars)

		Years Ended December 31
	Notes	2021	2020

OPERATING
Net earnings (loss)		40,338	(77,397)
Adjustments for:
Depletion, depreciation and amortization	13	25,434	31,049
Asset retirement obligation accretion	1 4	207	259
Impairment (recovery) loss	12, 13	(31,521)	73,495
Share-based compensation	2 0	9,267	857
Finance costs	7	1,141	2,520
Unrealized loss on financial instruments	5	88	180
Unrealized loss (gain) on foreign currency translation		12	(62)
Asset retirement obligations settled	1 4	(135)	(458)
Changes in working capital	2 5	131	1,266

Net cash generated by operating activities		44,962	31,709

INVESTING
Additions to intangible exploration and evaluation assets	12	(2,089)	(337)
Additions to petroleum and natural gas assets	13	(24,636)	(6,726)
Additions to other assets	13	(97)	(435)
Changes in working capital	2 5	7,601	(3,544)

Net cash used in investing activities		(19,221)	(11,042)

FINANCING
Issue of common shares	19	(340)	-
Interest paid	7	(856)	(1,918)
Increase in long-term debt	1 7	415	406
Payments on lease obligations	1 5	(1,932)	(1,703)
Repayments of long-term debt	1 7	(18,937)	(16,504)
Changes in working capital	2 5	(365)	161

Net cash used in financing activities		(22,015)	(19,558)

Currency translation differences relating to cash		(307)	150

NET INCREASE IN CASH		3,419	1,259
CASH, BEGINNING OF YEAR		34,510	33,251

CASH, END OF YEAR		37,929	34,510

See accompanying notes to the Consolidated Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2021 and December 31, 2020
(All amounts expressed in U.S. Dollars, except as otherwise noted)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation (“TransGlobe” or the “Company”) and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company’s shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange’s Alternative Investment Market (“AIM”) and the Capital Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its principal place of business is Suite 900, 444 – 5 th
Avenue SW, Calgary, Alberta, Canada, T2P 2T8.
2. BASIS OF PREPARATION
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The accounting policies used in the preparation of the Consolidated Financial Statements are described in Note 3
Significant Accounting Policies
.
The Company prepared the Consolidated Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, the Consolidated Financial Statements have been prepared on a historical cost basis, except for cash, derivative commodity contracts and share-based compensation liabilities that have been measured at fair value. The method used to measure fair value is discussed further in Notes 3 and 5.
The Consolidated Financial Statements are presented and expressed in United States dollars (“US$”), unless otherwise noted. All references to $ are to United States dollars and references to C$ are to Canadian dollars.
The Consolidated Financial Statements were authorized for issue by the Board of Directors on March 1
6
, 2022.
3. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently to all subsidiaries and periods presented in these Consolidated Financial Statements.
Basis of consolidation
The Consolidated Financial Statements include the financial statements of the Company and its wholly-owned, controlled subsidiaries. Control exists when the Company has the power to govern the financial and operating policies of an entity, it is exposed to or has rights to variable returns associated with its involvement in the entity, and it has the ability to use that power to influence the amount of returns it is exposed to or has rights to. In assessing control, potential voting rights need to be considered. All subsidiaries of the Company are wholly-owned by the parent company, TransGlobe Energy Corporation.
All intra-company transactions, balances, income and expenses, unrealized gains and losses are eliminated on consolidation.
Foreign currency translation
The Consolidated Financial Statements are presented in U.S. dollars. The Company’s functional currency is the Canadian dollar, and the functional currency of all subsidiaries is the U.S. dollar. Foreign currency translations include the translation of foreign currency transactions and translation of the Canadian operations.
Foreign currency translations occur when translating transactions in foreign currencies to the applicable functional currency of TransGlobe Energy Corporation and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses. Foreign currency transaction translations occur as follows:

•	Income and expenses are translated at the prevailing rates on the date of the transaction
•	Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction
•	Monetary items are translated at the prevailing rates at the balance sheet date
Translation gains and losses occur when translating the financial statements of
non-U.S.
functional currency operations to the U.S. dollar. These translation gains and losses are recorded as currency translation adjustments and presented as other comprehensive income on the Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss). Translations occur as follows:

•	Income and expenses are translated at the date of the transaction
•	Assets and liabilities are translated at the prevailing rates on the balance sheet date
Cash
Cash comprises cash on hand. As at December 31, 2021, all of the Company’s cash is on deposit with high credit-quality financial institutions.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Financial instruments
Financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on the classification of the financial instrument:

•
Fair value through profit or loss - subsequently carried at fair value with changes recognized in net earnings (loss). Financial instruments under this classification include cash
,
and derivative commodity contracts; and

•
Amortized cost - subsequently carried at amortized cost using the effective interest method. Financial instruments under this classification include accounts receivable, accounts payable and accrued liabilities and long-term debt.

The Company enters into certain financial derivative contracts from time to time in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company does not designate financial derivative contracts as effective accounting hedges, and thus does not apply hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, the Company’s policy is to classify all financial derivative contracts at fair value through profit or loss and to record them on the Consolidated Balance Sheet at fair value with a corresponding gain or loss in net earnings (loss). Attributable transaction costs are recognized in net earnings (loss) when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third-party market indications and forecasts.
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not closely related to those of the host contract; when the terms of the embedded derivatives are the same as those of a freestanding derivative; and when the combined contract is not measured at fair value through profit or loss.
Refer to Note 5 for the classification and measurement of these financial instruments.
Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.
Leases
A contract is, or contains, a lease if the contract provides the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation is recognized at the commencement of the lease term measured as the present value of the lease payments not already paid at that date. Interest expense is recognized on the lease obligations using the effective interest rate method and net payments are applied against the lease obligation. At the commencement date, a corresponding right-of-use
asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs. Depreciation is recognized on the right-of-use
asset over the lease term.
Property and equipment and intangible exploration and evaluation assets
Exploration and evaluation assets
Exploration and evaluation (“E&E”) costs related to each license/prospect are initially capitalized within “intangible exploration and evaluation assets”. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing
costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to net earnings (loss) as they are incurred and presented as exploration expenses on the Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss).
Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined, at which point they are transferred to petroleum and natural gas (“PNG”) assets. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests.
Petroleum and natural gas assets
PNG assets and other assets are
measured
at cost less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.
Gains and losses on disposal of items of property and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in net earnings (loss) immediately.
Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized property and equipment generally

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a well, field or geotechnical area basis, together with the discounted value of estimated future costs of asset retirement obligations.
When components of PNG assets are replaced, disposed of or no longer in use, the carrying amount is derecognized. The costs of the day-to-day
servicing of property, plant and equipment are recognized in net earnings (loss) as incurred.
Depletion, depreciation and amortization
The depletion, depreciation and amortization of PNG assets and other assets are recognized in net earnings (loss).
The net carrying value of the PNG assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production to the related proved plus probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserves engineers at least annually and determined in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook (the “
COGE Handbook
“) and the reserves definitions contained in National Instrument
51-101
Standards of Disclosure of Oil and Gas Activities
. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.
Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.
Depreciation methods, useful lives and residual values are reviewed at each reporting date.
Product inventory
Product inventory consists of the Company’s unsold Egypt entitlement crude oil barrels, valued at the lower of cost, using the first-in,
first-out
method, or net realizable value. Cost includes operating expenses and depletion associated with the entitlement crude oil barrels as determined on a concession by concession basis.
Overlift liability
Overlift refers to a situation where the Company lifts barrels in excess of its entitlement crude oil inventory at the time of sale. An overlift liability represents an obligation for the Company to deliver the equivalent future entitlement production. Settlement of the overlift liability occurs when this entitlement production is delivered or when there is an agreement in place to offset amounts owed from the counterparty. At the time of an overlift, the Company recognizes the revenue from the cargo lifting, with an equivalent cost recorded to an expense resulting in no net earnings impact related to the overlifted barrels during the period.
Overlift liabilities are valued based on the Dated Brent oil price, less Gharib quality differential, at the balance sheet date. A gain/loss on overlifted oil volumes is recorded on the difference between the original liability and the fair value of the liability at the balance sheet date.

Impairment
Financial assets carried at amortized cost
TransGlobe applies the simplified approach to providing for expected credit losses (“ECL”) prescribed by IFRS 9 Financial Instruments (“IFRS 9”) which permits the use of the lifetime expected loss provision for all trade receivables carried at amortized cost.
At each reporting date, the Company measures the lifetime expected loss provision taking into consideration TransGlobe’s historical credit loss experience as well as forward-looking information in order to establish loss rates. The amount recognized for ECL that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized in net earnings (loss).
Non-financial
assets
At each reporting date, the carrying amounts of the Company’s non-financial
assets are reviewed to determine whether there is an indication of impairment, except for E&E assets, which are reviewed when circumstances indicate impairment may exist. If there is an indication of impairment, the asset’s recoverable amount is estimated and compared to its carrying value.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit). The recoverable amount of an asset or a cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. The Company’s CGUs are not larger than a segment. In assessing both fair value less costs to sell and value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net earnings (loss).
For PNG assets, fair value less costs to sell and value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved plus probable reserves.
E&E assets are tested for impairment when they are transferred to petroleum properties and also if facts and circumstances suggest that the carrying amount of E&E assets may exceed the recoverable amount. Impairment indicators are evaluated at a CGU level. Indication of impairment includes:

1.	Expiry or impending expiry of lease with no expectation of renewal;
2.	Lack of budget or plans for substantive expenditures on further E&E;
3.	Cessation of E&E activities due to a lack of commercially viable discoveries; and
4.	Carrying amounts of E&E assets are unlikely to be recovered in full from a successful development project.
Impairment losses recognized in prior periods are assessed at each reporting date for indication that the loss has decreased or no longer exists. An impairment loss may be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Share-based payment transactions
Equity-settled transactions
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which equity instruments are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using the lattice-based trinomial option pricing model. An estimated forfeiture rate is taken into consideration when assigning a fair value to options granted such that no expense is recognized for awards that do not ultimately vest.
At each financial reporting date before vesting, the cumulative expense is calculated, which represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous financial reporting date is recognized in net earnings (loss), with a corresponding entry in contributed surplus in equity.
When the terms of an equity-settled award are modified or a new award is designated as replacing a canceled or settled award, the cost based on the original award terms continues to be recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.
Cash-settled transactions
The expense related to the share units granted under these plans is measured at fair value based on the estimated grant date share price fair value of the respective awards, net of estimated forfeitures. The expense is recognized over the vesting period, with a corresponding liability recognized on the Consolidated Balance Sheet.
The grant date fair value of cash-settled units granted to employees is recognized as compensation expense within general and administrative expenses, with a corresponding increase in share-based compensation liabilities over the period that the employees become unconditionally entitled to the units. The amount recognized as an expense over the related service period is adjusted to reflect the actual number of units that eventually vest and considers both non-market
and market conditions. Until the liability is ultimately settled, it is re-measured
at each reporting date with changes to fair value recognized in net earnings (loss).
Provisions and asset retirement obligations
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.
The Company provides for asset retirement obligations on all of its Canadian operations based on current legislation and industry operating practices. The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. This increase is depleted with the related depletion unit and is allocated to a CGU for impairment testing. The liability is increased each reporting period to reflect the passage of time with a corresponding charge to accretion expense. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. Asset retirement obligations are measured at each reporting period to reflect the discount rates in effect at that time. On an annual basis, the Company reviews its estimates of the expected costs to reclaim the net interest in its wells and facilities. Resulting changes are accounted for prospectively as a change in estimate.
In accordance with all of the Company’s Production Sharing Agreements and Production Sharing Concessions (collectively defined as “PSCs”), the Company does not, at any time, hold title to the lands on which it operates. In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost recovery process.
In relation to petroleum wells, under good oilfield practices, the contractor is responsible for decommissioning non-producing
wells under a decommissioning plan approved by the Egyptian General Petroleum
Corporation (“EGPC”)
 during the life of the concession agreement. If EGPC agrees that a producing well is not economic, then the contractor will be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.
As at December 31, 2021 there is no ARO associated with the Egypt PSCs.
Revenue recognition
The Company’s revenue is derived exclusively from contracts with customers, except for immaterial amounts related to interest and other income. Royalties are considered to be part of the price of the sale transaction and are therefore presented as a reduction to revenue. Revenue associated with the sale of crude oil, natural gas and natural gas liquids (“NGLs”) is measured based on the consideration specified in contracts with customers. Revenue from contracts with customers is recognized when the Company satisfies a performance obligation by transferring a good or service to a customer. A good or service is transferred when the customer obtains control of the good or service. The transfer of control of oil, natural gas and NGLs usually coincides with title passing to the customer and the customer taking physical possession. TransGlobe mainly satisfies

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant.
Revenues associated with the sales of the Company’s crude oil in Egypt are recognized by reference to actual volumes sold and quoted market prices in active markets (Dated Brent), adjusted according to specific terms and conditions as applicable per the sales contracts. Revenue is measured at the fair value of the consideration received or receivable. For reporting purposes, the Company records the government’s share of production as royalties and taxes as all royalties and taxes are paid out of the government’s share of production.
Revenues from the sale of crude oil, natural gas, condensate and NGLs in Canada are recognized by reference to actual volumes delivered at contracted delivery points and prices. Prices are determined by reference to quoted market prices in active markets (crude oil - NYMEX WTI, natural gas - AECO C, condensate - NYMEX WTI, and NGLs - various based on product), adjusted according to specific terms and conditions applicable per the sales contracts. Revenues are recognized prior to the deduction of transportation costs. Revenues are measured at the fair value of the consideration received. TransGlobe pays royalties to the Alberta provincial government and other mineral rights owners in accordance with the established royalty regime.
Revenue segregated by product type and geographical market is disclosed in Note 2
4
.
Finance revenue and costs
Finance revenue comprises interest income on funds invested. Interest income is recognized as it accrues in net earnings (loss), using the effective interest method.
Finance costs comprise interest expense on borrowings.
Borrowing costs incurred for qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are comprised of those significant assets that require a period greater than one year to be available for their intended use. All other borrowing costs are recognized in net earnings (loss).
Income tax
Income tax expense is comprised of current and deferred tax. TransGlobe is subject to income taxes based on the tax legislation of each respective country in which TransGlobe conducts business.
Current tax
Current tax assets and liabilities for the current and prior periods are measured as the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the Consolidated Financial Statements.
The Company’s contractual arrangements in Egypt stipulate that income taxes are paid by the government out of its entitlement share of production sharing oil. Such amounts are included in current income tax expense at the statutory rate in effect at the time of production.
Deferred tax
The Company determines the amount of deferred income tax assets and liabilities based on the difference between the carrying amounts of the assets and liabilities reported for financial accounting purposes from those reported for tax. Deferred income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized to the extent it is probable the Company will have sufficient future taxable earnings available against which the unused tax losses can be utilized.
Joint arrangements
A joint arrangement involves joint control and offers joint ownership by the Company and other joint interest partners of the financial and operating policies, and of the assets associated with the arrangement. Joint arrangements are classified into one of two categories: joint operations or joint ventures.
A joint operation is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Parties involved in joint operations must recognize in relation to their interests in the joint operation their proportionate share of the revenues, expenses, assets and liabilities. A joint venture is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement. Parties involved in joint ventures must recognize their interests in joint ventures as investments and must account for that investment using the equity method.
In Canada, the Company conducts some of its oil and gas production activities through joint operations and the Consolidated Financial Statements reflect only the Company’s proportionate interest in such activities. Joint control exists for contractual agreements governing TransGlobe’s assets whereby TransGlobe has less than 100% working interest, all of the partners have control of the arrangement collectively, and spending on the project requires the unanimous consent of all parties that collectively control the arrangement and share the associated risks. TransGlobe does not have any joint arrangements that are individually material to the Company or that are structured through joint venture arrangements.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

In Egypt, joint arrangements in which the
Company
is involved are conducted pursuant to PSCs. Given the nature and contractual terms associated with the PSCs, the Company has determined that it has rights to the assets and obligations for the liabilities in all of its joint arrangements and that there are no joint arrangements where the Company has rights to the net assets. Accordingly, all joint arrangements have been classified as joint operations, and the Company has recognized its share of all revenues, expenses, assets and liabilities in accordance with the PSCs in the Consolidated Financial Statements.
Future Accounting Pronouncements
TransGlobe plans to adopt the following amendment to accounting standards, issued by the IASB that is effective for the annual periods beginning on or after January 1, 2022. The pronouncement will be adopted on its respective effective date, however; is not expected to have a material impact on the financial statements.
Amendments to IAS 1 Presentation of Financial Statements
In January 2020, the IASB issued amendments to IAS 1
Presentation of Financial Statements,
to clarify its requirements for the presentation of liabilities as current or non-current in the statement of financial position. This will be effective on January 1, 2023.

4. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES
Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. The effect of these estimates, assumptions and the use of judgments are explained throughout the notes to the Consolidated Financial Statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.
The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below.
Recoverability of asset carrying values
The recoverability of PNG asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management judgment of the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties. The factors used by TransGlobe to determine CGUs may vary by country due to unique operating and geographic circumstances in each country. In general, TransGlobe assesses the following factors in determining whether a group of assets generate largely independent cash inflows:

•	geographic proximity of the assets within a group to one another;
•	geographic proximity of the group of assets to other groups of assets; and
•	homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production.
In Egypt, each PSC is considered a separate CGU. In Canada, CGUs are determined by regional geography and one CGU has been identified. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of the Company’s petroleum properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of its fair value less costs to sell and value-in-use.

T
he
 recoverable amounts of the Company’s CGUs
are
estimated as their fair value less costs to sell based on the net present value of the after-tax
cash flows from the oil and natural gas reserves of each CGU based on reserves estimated by the Company’s independent reserves evaluator.
Key input estimates used in the determination of cash flows from oil and natural gas reserves include the following:

•
Reserves - There are numerous uncertainties inherent in estimating oil and gas reserves. An external reserves engineering report which incorporates a full evaluation of reserves is prepared on an annual basis with internal reserves updates completed at each quarterly period. Estimating reserves is highly complex, requiring many judgments including forward price estimates, production costs, and recovery rates based on available geological, geophysical, engineering and economic data. Changes in these judgments may have a material impact on the estimated reserves. These estimates may change, resulting in either negative or positive impacts on net earnings (loss) as further information becomes available and as the economic environment changes.

•
Commodity prices - Forward price estimates of crude oil and natural gas prices are incorporated into the determination of expected future net cash flows. Commodity prices have fluctuated significantly in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, foreign exchange rates, economic, and geopolitical factors.

•
Discount rate - The discount rate used to determine the net present value of future cash flows is based on the Company’s estimated weighted average cost of capital. Changes in the economic environment could change the Company’s weighted average cost of capital.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Depletion of petroleum properties

Reserves and resources are used in the units of production calculation for depletion, depreciation and amortization. Depletion of petroleum properties is calculated based on total proved plus probable reserves as well as estimated future development costs associated with these reserves as determined by the Company’s independent reserves evaluator. See above for discussion of estimates and judgments involved in reserves estimation.
Income taxes
Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the Consolidated Financial Statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. Tax interpretations, regulations and legislation in the various jurisdictions in which TransGlobe and its subsidiaries operate are subject to change and interpretation. Such changes can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and TransGlobe’s ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation authorities in different jurisdictions and the results of such audits may increase or decrease the tax liability. The determination of current and deferred tax amounts recognized in the Consolidated Financial Statements are based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management’s view of the most likely outcome. These differences could materially impact net earnings (loss).
Financial instruments
The fair values of financial instruments are estimated based upon market and third-party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance
risk.
Share-based payments
The fair value estimates of equity-settled and cash-settled share-based payment awards depend on certain assumptions including share price volatility, risk-free interest rate, the term of the awards, and the forfeiture rate which, by their nature, are subject to measurement uncertainty. The fair value estimate of TransGlobe’s Performance Share Units (“PSUs”) is dependent upon an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier that is estimated by management.
Asset retirement obligations
The provision for site restoration and abandonment in Canada is based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology.
Recoverability of accounts receivable
The recoverability of accounts receivable due from EGPC is assessed to determine the carrying value of accounts receivable on the Company’s Consolidated Balance Sheets. Management judgment is required in performing the recoverability assessment. No material credit losses have been experienced to date, and the Company expects to collect the accounts receivable balance in full.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

E&E Assets
Management uses judgment to determine whether a sufficient amount of economically recoverable reserves have been discovered. This requires estimates of the quantity and realizable value of a discovery. E&E assets are subject to ongoing technical, commercial and management review to confirm the continued intent to establish the technical feasibility and commercial viability of the discovery.
Leases
Management uses judgement to determine the incremental borrowing rate and lease term related to the application of IFRS 16. Incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying amount of the right-of-use
assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and lease term. Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.
5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair values of financial instruments
Financial instruments include cash, accounts receivable, derivative commodity contracts, accounts payable and accrued liabilities, lease obligations and long-term debt.
The Company has classified its cash and derivative commodity contracts as fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through net earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities, lease obligations and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2021		December 31, 2020
Classification ($000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets at fair value through profit or loss	37,929	37,929	34,510	34,510
Financial assets at amortized cost	12,217	12,217	9,996	9,996
Financial liabilities at fair value through profit or loss	88	88	398	398
Financial liabilities at amortized cost	29,952	29,952	43,654	43,757

Assets and liabilities as at December 31, 2021 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash is classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Derivative commodity contracts
The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company’s corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.
In conjunction with the prepayment agreement (see Note 1
7
), TransGlobe entered into a marketing contract with Mercuria Energy Trading SA (“Mercuria”) to market nine million barrels of TransGlobe’s Egyptian entitlement oil production. The pricing of the crude oil sales was
based on market prices at the time of sale. The Company
was
 committed to hedge 60% of its forecasted 1P entitlement production.

The prepayment agreement matured on December 31, 2021.
In conjunction with the recently renewed revolving Canadian reserves-based lending facility with ATB, the Company is required to enter into hedging arrangements based on its debt utilization. If utilization is below 50%, TransGlobe is required to hedge 25% of its annual forecasted average daily Canadian production of oil and natural gas volumes (net of royalties); utilization of between
50%-69%
requires a hedge of 50%; utilization of 70% and above requires a hedge of 60%.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at December 31, 2021, the fair values of which have been presented on the Consolidated Balance Sheet:

Financial AECO natural gas contracts

Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Bought Put C$/GJ	Sold Call C$/GJ
Jan 2022 - Mar 2022	Collar	351,000	3,900	2.50	4.20
Apr 2022 - Jun 2022	Collar	354,900	3,900	2.50	3.35
Jul 2022 - Sep 2022	Collar	358,800	3,900	2.50	3.10
Oct 2022 - Dec 2022	Collar	358,800	3,900	2.50	4.00

The gains and losses on financial instruments for 2021 and 2020 are comprised as follows:

	Years Ended December 31
($000s)	2021	2020
Realized derivative loss (gain) on derivative commodity contracts during the year	10,475	(6,801)
Unrealized derivative loss on commodity contracts outstanding at year end	88	180

Loss (gain) on financial instruments	10,563	(6,621)

Overview of Risk Management
The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•	Credit risk
•	Market risk
•	Liquidity risk
The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.
Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.
TransGlobe’s accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment.
The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.
Trade and other receivables are analyzed in the table below.

($000s)	December 31, 2021	December 31, 2020
Neither impaired nor past due	4,022	6,542
Not impaired and past due in the following period:
Within 30 days	6,067	2,255
31-60 days	851	34
61-90 days	608	510
Over 90 days	669	655

Accounts receivable	12,217	9,996

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company sold two cargoes of Gharib blend crude in Egypt during 2021 (2020 - two). Depending on the Company’s assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During 2021, the Company also completed monthly sales of inventoried entitlement crude oil to EGPC for a total of

1,120.0
Mbbls
 with total proceeds of $63.5 million. As at December 31, 2021, $6.1 million (December 31, 2020 – $6.0 million) of the total accounts receivable balance of $12.2 million (December 31, 2020 – $10.0 million) is due from EGPC.
Prior credit losses in the collection of accounts receivable by TransGlobe have been negligible and the Company does not anticipate any significant future credit losses based on forward looking information. Accordingly, no provision has been recorded for ECL.
Market risk
Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.
Commodity price risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments. The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to net earnings (loss). The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counterparties to settle the transactions outstanding as at the date of the Consolidated Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.
Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would decre
a
se
net
earnings
for the year ended December 31, 2021 by approximately $0.8 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase
net
earnings
by $0.8 million for the same period. The Company does not utilize derivative instruments to manage this risk.
The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end
cash balances converted at
month-end
foreign exchange rates, the average Egyptian pound cash balance for 2021 was $1.3 million (2020 - $3.0 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would decrease
net
earnings
for the year ended December 31, 2021 by approximately $0.1 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would increase
net
earnings
by $0.1 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.
The Company maintains nominal balances of British Pounds sterling to pay in-country
costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.
Interest rate risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during 2021 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would de
crease
 the Company’s net
e
arnings
, for the year ended December 31, 2021, by $0.1 million and conversely, the effect of interest rates decreasing by 1% would increase
the Company’s net

earning
s, for the year ended December 31, 2021, by $0.1 million.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.
The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2021:

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

		Payment Due by Period 1
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	26,112	26,112	-	-	-
Long-term debt	Yes-Liability	3,040	-	3,040	-	-
Lease obligations 2	Yes-Liability	800	764	36	-	-
Drilling commitment	No	1,000	1,000	-	-	-
Share-based compensation liabilities	Yes-Liability	10,133	6,174	3,959	-	-
Derivative commodity contracts	Yes-Liability	88	88	-	-	-
Equipment and facility leases 3	No	481	481	-	-	-

Total		41,654	34,619	7,035	-	-

1	Payments denominated in foreign currencies have been translated at December 31, 2021 exchange rates

2	These amounts include the notional principal and interest payments.

3	Equipment lease includes one workover rig.
As at December 31, 2021, the Company had $17.7 million of revolving credit facilities with $3.0 million drawn and $14.7 million available. During 2021, the prepayment agreement with Mercuria
was fully repaid in the amount of $15.0 million (See Note 1
7
). The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$22.5 million ($17.7 million), of which C$
3.9 million ($3.0 million) was drawn and outstanding. During 2021, the Company repaid C$5.0 million ($3.9 million) and had drawings of C$0.5 million ($0.4 million) on this facility (See Note 17).
The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.
To date, the Company has experienced no difficulties with transferring funds abroad.
Capital disclosures
TransGlobe’s objective when managing capital is to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company’s financial objectives and strategy have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis.

The Company was subject to, and in compliance with, financial covenants as at December 31, 2021 and 2020. TransGlobe defines and computes its capital as follows:

	Years Ended December 31
($000s)	2021	2020
Long-term debt, including the current portion	3,040	21,464
Current assets	(54,170)	(53,864)
Current liabilities, excluding the current portion of long-term debt	33,138	23,618

Net debt	(17,992)	(8,782)

Shareholder’s equity	178,574	138,295
Total capital	160,582	129,513

6. OTHER REVENUE
Other revenue includes funding received under the Alberta Site Rehabilitation Program (ASRP). Government grants are recognized when the Company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received.
7. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances.
Finance costs recognized in net earnings (loss) were as follows:

	Years Ended December 31
($000s)	2021	2020
Interest on long-term debt	536	1,597
Interest on borrowing base facility	320	317
Amortization of deferred financing costs	103	395
Interest on lease obligations	182	211

Finance costs	1,141	2,520

Interest paid	856	1,918

8. SELLING COSTS
Selling costs include transportation and marketing costs associated with the sale of the Company’s Egyptian crude oil production to third-party buyers and EGPC. The Company completed two direct crude oil sales to third-party buyers during the year ended December 31, 2021 (2020 - two). The Company also completed monthly sales of inventoried entitlement crude oil to EGPC in 2021 and 2020.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

9. ACCOUNTS RECEIVABLE
Accounts receivable are comprised principally of amounts owed from EGPC.
There were no amounts due from related parties and no loans to management or employees as at December 31, 2021 or December 31, 2020.
10. PRODUCT INVENTORY
Product inventory consists of the Company’s entitlement crude oil barrels in Egypt, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.
As at December 31, 2021, the Company held nil crude oil in inventory (December 31, 2020 –
227.9
mbbls valued at approximately $
25.57/bbl)
.
During 2021, product inventory of $
5.8

million was expensed (2020 - $
11.7
million expensed).
11. INCOME TAXES
The Company’s deferred income tax assets and liabilities are as follows:

($000s)	2021	2020
Deferred income tax asset and liability, beginning of year	-	-
Expenses related to the origination and reversal of temporary differences for:
Property and equipment	10,390	(25,507)
Non-capital losses carried forward	1,580	(4,459)
Long-term liabilities	-	-
Share issue expenses	-	-
Changes in unrecognized tax benefits	(11,968)	29,967

Deferred income tax expense recognized in net earnings (loss)	6,246	3,723
Deferred income tax recovery recognized in net earnings (loss)	(6,246)	(3,723)

Deferred income tax asset, end of year	6,246	3,723
Deferred income tax liability, end of year	(6,246)	(3,723)

The Company has
non-capital
losses of $110.1 million (2020 - $117.0 million) that expire between 2027 and
2041
. A deferred tax asset of $6.3 million (2020 - $3.7 million) was recognized in respect of unused tax losses in West Gharib. The Company has an additional $33.2 million (2020 - $42.5 million) in unrecognized tax benefits arising in foreign jurisdictions.
Current income taxes represent income taxes incurred and paid under the laws of Egypt pursuant to the PSCs on the West Gharib, West Bakr, NW Gharib and South Ghazalat concessions.
Income taxes vary from the amount that would be computed by applying the average Canadian statutory income tax rate of 23% (2020 – 24%) to income before taxes as follows:

($000s)	2021	2020
Income taxes calculated at the Canadian statutory rate	14,432	(15,328)
Increases (decreases) in income taxes resulting from:
Non-deductible expenses	2,539	5,260
Changes in unrecognized tax benefits	(11,968)	29,966
Effect of tax rates in foreign jurisdictions 1	16,176	(6,562)
Changes in tax rates and other	1,232	194

Income tax expense - current	22,411	13,530

1	The statutory tax rate in Egypt is 40.55%.
The Company’s consolidated effective income tax rate for 2021 was 35.7% (2020 – 21.2%).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

12. INTANGIBLE EXPLORATION AND EVALUATION ASSETS
The following table reconciles the changes in TransGlobe’s exploration and evaluation assets:

($000s)	2021	2020
Balance, beginning of year	584	33,706
Additions to exploration and evaluation assets	2,089	337
Impairment loss	-	(33,459)

Balance, end of year	2,673	584

At December 31, 2021, there were no indicators of impairment present on the Company’s E&E assets.

In 2020, the disruption experienced by the industry, related to the effects caused by the COVID-19 pandemic, which began during the first quarter of 2020 resulted in the Company identifying indicators of impairment on its intangible exploration and evaluation (“E&E”) assets as at March 31, 2020. Further consideration was given to the scale of exploration results compared to investments to date and consideration of the uncertainty of the timing of additional exploration activities in these areas given the current economic environment.
For the year ended December 31, 2020, the Company recorded a non-cash
impairment loss of $33.5 million on its exploration and evaluation assets, which included a $29.5 million impairment loss on the South Ghazalat concession and a $4.0 million impairment loss on the North West Gharib concession. The impairment loss recognized represented the entire E&E asset balance in the two concessions.
Exploration and evaluation assets as at December 31, 2021 includes $0.6 million in Canada (December 31, 2020-

$0.6 million)

and $2.1 million in South Ghazalat (December 31, 2020- $nil).
13. PROPERTY AND EQUIPMENT
The following table reconciles the changes in TransGlobe’s property and equipment assets:

($000s)	PNG Assets	Other Assets	Total
Cost

Balance at December 31, 2019	712,552	19,267	731,819
Increase in right-of-use assets	1,650	49	1,699
Additions	6,726	435	7,161
Change in estimate for asset retirement obligations	(624)	-	(624)

Balance at December 31, 2020	720,304	19,751	740,055
Increase in right-of-use assets	-	536	536
Additions	24,636	97	24,733
Change in estimate for asset retirement obligations (Note 1 4 )	1,000	-	1,000

Balance at December 31, 2021	745,940	20,384	766,324

Accumulated depreciation, depletion, amortization and impairment losses

Balance at December 31, 2019	518,408	14,971	533,379
Depletion, depreciation and amortization for the year 1	24,786	1,863	26,649
Impairment los s	40,036	-	40,036

Balance at December 31, 2020	583,230	16,834	600,064
Depletion, depreciation and amortization for the year 1	23,338	1,348	24,686
Impairment reversal	(31,521)	-	(31,521)

Balance at December 31, 2021	575,047	18,182	593,229

Foreign Exchange

Balance at December 31, 2019	2,006	-	2,006
Currency translation adjustments	979	-	979

Balance at December 31, 2020	2,985	-	2,985
Currency translation adjustments	(74)	-	(74)

Balance at December 31, 2021	2,911	-	2,911

Net book value

At December 31, 2020	140,059	2,917	142,976
At December 31, 2021	173,804	2,202	176,006

1	Depletion, depreciation and amortization for the period includes amounts capitalized to product inventory for barrels produced but not sold in the period.
At September 30, 2021 indicators of impairment reversal were present on the Company’s PNG assets in the West Gharib, West Bakr, North West Gharib and Canada cash-generating units (“CGU”) due to an increase and stabilization in forecasted commodity prices. As a result of the indicators of impairment reversal, the Company performed impairment reversal calculations at September 30, 2021 on the identified CGUs based on fair value less costs to sell (fair value hierarchy Level 3), using estimated after-tax
cash discounted cash flows on proved plus probable reserves. The Company used a discount rate of 15% for Egypt and 10% for Canada and the following commodity price estimates:

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Egypt 1			Canada 1
	Brent Crude Oil	WTI Oil	AECO Gas	Edmonton Pentane	Edmonton Butane	Edmonton Propane	Spec Ethane	Exchange Rate
Year	$/Bbl	$/Bbl	$C/Mcf	$C/Bbl	$C/Bbl	$C/Bbl	$C/Bbl	USD/CAD
2021	70.30	67.33	3.52	96.20	78.47	65.84	13.69	0.790
2022	75.00	72.00	3.75	91.19	59.87	47.04	12.16	0.795
2023	72.51	69.01	3.20	85.01	48.38	32.26	10.26	0.800
2024	71.24	67.24	2.99	82.78	46.96	31.31	9.56	0.800
2025	72.66	68.58	3.05	84.42	47.90	31.94	9.77	0.800
2026	74.12	69.96	3.12	86.12	48.86	32.57	9.98	0.800
2027	75.59	71.35	3.17	87.84	49.84	33.23	10.18	0.800
2028	77.11	72.78	3.24	89.60	50.83	33.89	10.41	0.800
2029	78.66	74.24	3.31	91.39	51.85	34.57	10.63	0.800
2030	80.22	75.72	3.37	93.22	52.89	35.26	10.86	0.800
Thereafter 2	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.800

1	GLJ Petroleum Consultants Ltd. (“GLJ”) price forecasts, effective October 1, 2021.

2	Percentage change represents the increase in each year after 2030 to the end of the reserves life.
Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGUs tested resulting in $31.5 million of impairment reversal being recorded:

CGU	2021 1	2020
West Gharib	(20,527)	24,769
West Bakr	(4,615)	6,610
North West Gharib	(3,028)	4,596
Canada	(3,351)	4,061

Total	(31,521)	40,036

1	The impairment reversal for all CGUs was limited to total accumulated impairments less subsequent depletion.
At December 31, 2021, there were no impairment indicators present on the Company’s D&P assets.
The collapse in commodity prices during the first quarter of 2020 and the resulting impact to the Company resulted in an increase in the market capitalization deficit from December 31, 2019 which led the Company to conclude there were indicators of impairment present on its petroleum and natural gas (“PNG”) assets as at March 31, 2020.
Impairment tests were carried out at March 31, 2020 on all of its cash-generating units (“CGU”) and were based on fair value less costs to sell calculations (fair value hierarchy Level 3), using estimated after-tax cash discounted cash flows on proved plus probable reserves. The Company used discount rates based on a calculated cost of capital of 15% in Egypt and 11% in Canada along with the following commodity price estimates:

	Egypt 1			Canada 1
	Brent Crude Oil	WTI Oil	AECO Gas	Edmonton Pentane	Edmonton Butane	Edmonton Propane	Spec Ethane	Exchange Rate
Year	$/Bbl	$/Bbl	$C/Mcf	$C/Bbl	$C/Bbl	$C/Bbl	$C/Bbl	USD/CAD
2020	34.00	30.00	1.95	37.47	21.23	9.61	5.99	0.720
2021	45.50	41.00	2.25	52.05	33.08	19.18	7.01	0.730
2022	52.50	47.50	2.35	61.56	39.52	25.41	7.36	0.735
2023	57.50	52.50	2.45	68.92	45.57	28.89	7.71	0.740
2024	62.50	57.50	2.55	75.84	50.99	32.32	8.05	0.745
2025	62.95	58.95	2.65	77.27	52.02	32.97	8.39	0.750
2026	64.13	60.13	2.70	78.84	53.14	33.68	8.57	0.750
2027	65.33	61.33	2.76	80.44	54.27	34.40	8.76	0.750
2028	66.56	62.56	2.81	82.08	55.44	35.14	8.94	0.750
2029	67.81	63.81	2.87	83.75	56.62	35.89	9.13	0.750
Thereafter 2	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.750

1	GLJ Petroleum Consultants Ltd. (“GLJ”) price forecasts, effective April 1, 202 0 .

2	Percentage change represents the increase in each year after 2029 to the end of the reserves life.

The 2020 impairment losses were recorded in Q1-2020 to reduce the carrying value of these PNG assets to their recoverable amounts, which was
$23.8

million in West Gharib, $55.0 million in West Bakr, $nil in North West Gharib and
 $60.0
million in Canada as at March 31, 2020. There were no further impairment losses recorded in the fiscal year ending December 31, 2020.
The following table discloses the carrying amount and depreciation charge for right-of-use
assets by the class of underlying asset as at and for the year ended December 31, 2021:

($000s)	PNG Assets	Other Assets	Total
Net book value at January 1, 2020	374	1,285	1,659
Increase in right-of-use assets	1650	49	1,699
Depreciation for the year	(581)	(937)	(1,518)

Net book value at December 31, 2020	1,443	397	1,840
Increase in right-of-use assets	-	536	536
Depreciation for the year	(1,067)	(687)	(1,754)

Net book value at December 31, 2021	376	246	622

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

1
4
. ASSET RETIREMENT OBLIGATION

The following table reconciles the change in TransGlobe’s asset retirement obligation:

($000s)	2021	2020
Balance, beginning of year	13,042	13,612
Changes in estimates for asset retirement obligations and additional obligations recognized	1,000	(624)
Obligations settled	(135)	(458)
Asset retirement obligation accretion	207	259
Effect of movements in foreign exchange rates	(12)	253

Balance, end of year	14,102	13,042

As at December 31, 2021, the entire asset retirement obligation balance relates to the Company’s Canadian operations. TransGlobe has estimated the net present value of its asset retirement obligation to be $14.1 million as at December 31, 2021 (2020 - $13.0 million) based on a total undiscounted future liability of $18.8 million (2020 - $18.5 million). These payments are expected to be made between 2022 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 0.95% and 1.68%
(2020 – 2.00% ) to reflect the market assessment of the time value of money as well as risks specific to liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum (2020 – 2% per annum).
As at December 31, 2021 there is no ARO associated with the Egypt production sharing concessions.
1
5
. LEASE OBLIGATIONS
The following table reconciles TransGlobe’s lease obligations:

($000s)	As at December 31, 2021	As at December 31, 2020
Less than 1 year	783	1,760
1 - 3 years	36	434

Total lease payments	819	2,194
Amounts representing interest	19	180

Present value of net lease payments	800	2,014
Current portion of lease obligations	764	1,553

Non-current portion of lease obligations	36	461

During the year ended December 31, 2021, the Company spent
$0.2 million (20
20
 - $0.2 million) on interest expense and paid a total cash outflow of $1.9 million (20
20
 - $1.7 million) relating to lease obligations.
1
6
. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities are comprised of current trade payables and accrued expenses due to third-parties.

There were no
amounts due to related parties as at December 31, 2021 or December 31, 2020.
1
7
. LONG-TERM DEBT
The following table reconciles the changes in TransGlobe’s long-term debt, including the current portion:

($000s)	2021	2020
Balance, beginning of year	21,464	37,041
Draws on revolving credit facility	415	406
Repayment of long-term debt	(18,937)	(16,504)
Amortization of deferred financing costs	103	395
Effects of movements in foreign exchange rates	(5)	126

Balance, end of year	3,040	21,464
Current portion of long-term debt	-	(14,897)
Non-current portion of long-term deb t	3,040	6,567

The Company’s interest-bearing loans and borrowings are measured at amortized cost.
Based on the Company’s current forecast of future production and prices the estimated future debt payments on long-term debt as of December 31, 2021 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
202 3	-	3,040	3,040

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Prepayment Agreement

($000s)	As at December 31, 2021	As at December 31, 2020
Prepayment agreement - amount drawn	-	15,000
Deferred financing costs	-	(103)

	-	14,897

On February 10, 2017, the Company completed a $75 million crude oil prepayment agreement between its wholly-owned subsidiary, TransGlobe Petroleum International Inc. (“TPI”) and Mercuria.
TPI’s obligations under the prepayment agreement were guaranteed by the Company and the subsidiaries of TPI (the “Guarantors”). The obligations of TPI and the Guarantors were supported by, among other things, a pledge of equity held by the Company in TPI and a pledge of equity held by TPI in its subsidiaries. The funding arrangement had an initial term of four years,

initially set to mature on March 31, 2021. Effective March 31, 2020 the Company received a six month extension on the prepayment agreement. On September 27, 2021 the prepayment agreement was amended to $10.0 million (undrawn) and further extended to December 31, 2021 to coincide with the expiry of TransGlobe’s remaining Brent crude oil hedges. Advances bore interest at a rate of LIBOR plus
6.0%
.
The funding arrangement was revolving with each advance to be satisfied through the delivery of crude oil to Mercuria. Further advances became available upon delivery of crude oil to Mercuria up to a maximum of
 $75.0
million and were subject to compliance with the other terms and conditions of the prepayment agreement. The prepayment agreement was initially recognized at fair value, net of financing costs, and was subsequently measured at amortized cost. Financing costs of
 $1.5
million were amortized over the term of the prepayment agreement using the effective interest rate method.
The Company was subject to certain financial covenants in accordance with the terms of the prepayment agreement. These covenants were tested on June 30 and December 31 of each year for the life of the prepayment agreement. The financial covenants included financial measures defined within the prepayment agreement that are not defined under IFRS. These financial measures were defined by the prepayment agreement as follows:

•
the ratio of the Company’s total consolidated indebtedness (calculated by including any outstanding letters of credit or bank guarantees and adding back any cash held by the Company on a consolidated basis) on each financial covenant test date to the Company’s consolidated net cash generated by (used in) operating activities (where net cash generated includes the fair market value of crude oil inventory held as at the financial covenant test date) for the trailing 12 month period ending on that financial covenant test date could

not exceed 4.00:1.00. The ratio as at December 31, 2020
was
 (0.32):1.00;

•
the ratio of Current Assets of the Company on a consolidated basis (calculated, in the case of crude oil inventory, by adjusting the value to market value) to Current Liabilities of the Company on a consolidated basis on each financial covenant test date coul
d

not be less than
1.00
:
1.00
. The ratio as at December 31, 2020
wa
s 1.47
:1.00; and

•
the ratio of the parent’s
non-consolidated
asset value to the aggregate amount of indebtedness outstanding under the advance documents on each financial covenant test date could
 not be less than 2.00:3.00. The ratio as at December 31, 2020 was
 18.21:3.00
.

As at December 31, 2020, the Company was in compliance with all the financial covenants under the prepayment agreement which matured at year end fully repaid.
The Company was also subject to a cover ratio provision. The cover ratio, defined as the value of the Company’s Egyptian forecasted entitlement crude oil production on a forward
12-month
basis to the prepayment service obligations, could not be less tha
n 1.25
:1.00. Prepayment service obligations included the principal outstanding of the advances at the time and any costs, fees, expenses, interest and other amounts outstanding or forecasted to be due during the applicable prepayment period. In the event the cover ratio fell below
1.25
:1.00, TransGlobe was required to:

•	reimburse in cash the relevant portion of the advances such that the cover ratio becomes equal to or greater than 1.25 :1.00; and/or
•	amend the initial commercial contract to extend its duration and amend the maturity date under the agreement.
The cover ratio as at December 31, 2020 was
 5.08
:1.00; the Company was in compliance with the cover ratio provision under the prepayment agreement.
During the third quarter of 2021, the Company repaid the remaining $10.0 million outstanding under the prepayment agreement in full. The Mercuria prepayment agreement matured on December 31, 2021.
Reserves-Based Lending Facility

($000s)	December 31, 2021	December 31, 2020
Reserves-based lending facility - amount drawn	3,040	6,567

As at December 31, 2020 the Company had in place a revolving Canadian reserves-based lending facility with ATB Financial totaling
C$15.0 million ($11.0

million). On June 4, 2021, the ATB facility was renewed for
C$22.5 million ($17.7
million), of which
C$3.9 million ($3.0
 million) was drawn at December 31, 2021 (December 31, 2020 -
C$8.3
million/
$6.6
million). Under the renewed agreement, the Company is required to enter into hedging arrangements based on its debt utilization. If utilization is below 50%, TransGlobe is required to hedge 25% of its annual forecasted average daily Canadian production of oil and natural gas volumes (net of royalties); utilization of between 50%-69% requires a hedge of 50%; utilization of 70% and above requires a hedge of 60%. There were no other changes to the key terms of the agreement from December 31, 2020. During the year ended December 31, 2021, the Company repaid
C$5.0 million ($3.9
million) and drew
C$0.5 million ($0.4 million) on the revolving facility.
The facility borrowing base is
re-calculated
no less frequently than on a semi-annual basis of May 31 and November 30 of each year, or as requested by the lender. Lender shall notify the Company of each change in the amount of the borrowing base. In the event that the lender re-calculates
the borrowing base to be an amount that is less than the borrowings outstanding under the facility, the Company shall repay the difference between such borrowings outstanding and the new borrowing base within 45 days of receiving notice of the new borrowing base.
The Company may request an extension of the term date by no later than 90 days prior to the then-current term date, and the lender may in its sole discretion agree to extend the term date for a further period of 364 days. Unless extended, before
May 30, 2022
any unutilized amount of the facility will be canceled, and the amount of the facility will be reduced to the aggregate borrowings outstanding on that date. The balance of all amounts owing under the facility are due and payable in full on the date falling one year after the term date. If no extension is granted by the lender, the amounts owing pursuant to the facility are due at the maturity date. The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 2.25% to 4.25% (December 31,
2020:
2.25% to 4.25%) depending on the

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

company’s
net
debt to trailing cash flow ratio. The revolving
reserves-
based lending facility was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $0.1 million were amortized over the initial term of the agreement using the effective interest rate method. The Company is subject to certain financial covenants in accordance with the terms of the agreement. These financial measures are defined by the agreement as follows:

•
the Company shall not permit the working capital ratio (calculated as current assets plus any undrawn availability under the facility, to current liabilities less any amount drawn under the facility) to fall below 1.00:1.00. The working capital ratio as at December 31, 202
1
 is 2.22:1.00 (2020 – 2.82:1.00); and

•
the Company shall not permit the ratio of net debt to trailing cash flows as at the end of any fiscal quarter to exceed 3.00:1.00. According to the agreement net debt is, as of the end of any fiscal quarter and as determined in accordance with IFRS on a non-consolidated
basis, and without duplication, an amount equal to the amount of total debt less current assets. Trailing cash flow is defined as the two most recently completed fiscal quarters, annualized. The net debt to trailing cash flows ratio as at December 31, 202
1
 is 0.26:1.00 (2020 - 0.53:1.00).

As at December 31, 2021 and 2020, the Company was in compliance with all the financial covenants under the reserves-based lending facility.
1
8
. COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period 1
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	26,112	26,112	-	-	-
Long-term debt	Yes-Liability	3,040	-	3,040	-	-
Lease obligations2	Yes-Liability	800	764	36	-	-
Drilling commitment	No	1,000	1,000	-	-	-
Share-based compensation liabilities	Yes-Liability	10,133	6,174	3,959	-	-
Derivative commodity contracts	Yes-Liability	88	88	-	-	-
Equipment and facility leases3	No	481	481	-	-	-

Total		41,654	34,619	7,035	-	-

1	Payments denominated in foreign currencies have been translated at December 31, 2021 exchange rates.

2	These amounts include the notional principal and interest payments.

3	Equipment lease includes one workover rig.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company ha
d
 issued a production guarantee in the amount of $1.0
million which was
met
subsequent to the commitment well being drilled in 2021
.
In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
On March 31, 2015, TG Holdings Yemen, Inc. (“TG Holdings”), a wholly-owned subsidiary of TransGlobe, relinquished its 13.8% interest in a concession in western Yemen known as “Block 32”. In 2018, the Ministry of Oil and Minerals of the Republic of Yemen (“MOM”) raised claims against the contractor parties, including TG Holdings. The claims variously related to accounting practices, environmental and asset integrity/retirement claims, claims related to payment of customs duties and penalties, claims related to amounts allegedly owing to third parties for employment and facilities usage claims, and claims related to the handover of the concession.
A decision was rendered by the arbitral tribunal with an effective date of March 31, 2021. The final award determined that the contractor parties, including TG Holdings, are entitled to their share of Production Sharing Oil that was lifted by MOM in the amount of $5.0 million. The award also determined that the contractor parties, including TG Holdings, are jointly and severally liable for certain costs in the amount of $6.5 million.
The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2021.
19
. SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares with no par value. Shares in issue as at December 31, 2021 and December 31, 2020 are outlined below:

	Years Ended December 31, 2021		Year Ended December 31, 2020
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning of year	72,543	152,805	72,543	152,805
Stock options exercised	232	(340)	-	-
Contributed surplus re-class on exercise	-	556	-	-

Balance, end of year	72,775	153,021	72,543	152,805

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

2
0
. SHARE-BASED PAYMENTS
Stock option plan
The Company operates a stock option plan (the “Plan”) to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security-Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share
exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranche.
The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	2021		2020
(000s)	Number of Options	Weighted-Average Exercise Price ($C)	Number of Options	Weighted-Average Exercise Price ($C)
Options outstanding, beginning of year	4,589	2.16	4,481	2.86
Granted	402	2.16	819	0.79
Exercise d	(906)	2.34	-	-
Expired	(1,002)	2.19	(711)	4.99

Options outstanding, end of year	3,083	2.10	4,589	2.16

Options exercisable, end of year	1,810	2.35	2,797	2.35

	Options Outstanding			Options Exercisable
Exercise Price (C$)	Number Outstanding at Dec. 31, 2021 (000s)	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise price (C$)	Number Exercisable at Dec. 31, 2021 (000s)	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise price (C$)
0.79 - 1.48	819	3.4	0.79	273	3.4	0.79
1.49 - 2.39	684	2.6	2.16	282	0.4	2.16
2.4 0 - 2.73	604	1.4	2.62	604	1.4	2.62
2.74 - 2.83	976	2.2	2.83	651	2.2	2.83

	3,083	2.5	2.10	1,810	1.8	2.35

Compensation
 expense of $0.3 million was recorded during the year ended December 31, 2021 (2020 - $0.4 million) in general and administrative expenses in the Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss) and Changes in Shareholders’ Equity in respect of stock options. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
The weighted average fair value of options granted during the period and the assumptions used in their determination are noted below:

	2021	2020
Weighted average fair market value per option (C$)	0.83	0.29
Risk free interest rate	1.00%	0.37%
Expected volatility (based on actual historical volatility)	61.48%	58.36%
Dividend rate	-	-
Suboptimal exercise factor	1.25	1.25

All options granted vest annually over a three-year period and expire five years after the grant date. During the year ended December 31, 2021, employees exercised 0.9 million stock options valued at
C
$2.1 million (2020 –
nil). As at December 31, 2021 and December 31, 2020, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit (“RSU”) plan, a performance share unit (“PSU”) plan and a deferred share unit (“DSU”) plan.
RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is further dependent upon an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier. The performance multiplier is based on TransGlobe’s relative total shareholder return performance compared to a defined peer group. The performance multiplier is calculated at the time of payment and can result in cash compensation issued upon vesting of the PSUs ranging from 0% to 200% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and are only issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company’s Board of Directors.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The number of RSUs, PSUs and DSUs outstanding as at December 31, 2021 are as follows:

(000s)	RSUs	PSUs	DSUs
Units outstanding, December 31, 2019	839	1,640	589
Granted	689	1,196	392
Exercised	(385)	(431)	(155)
Forfeited	(308)	(133)	-

Units outstanding, December 31, 2020	835	2,272	826
Granted	362	602	200
Exercised / Expired	(346)	(592)	(94)
Forfeited	(28)	-	-

Units outstanding, December 31, 2021	823	2,282	932

Compensation expense of $8.9
million was recorded in general and administrative expenses in the Consolidated Statement of Earnings (Loss) and Comprehensive Earnings (Loss) during the year ended December 31, 2021 in respect of share units granted under the three plans described above (2020 -
$0.4 million).
21. PER SHARE AMOUNTS
The basic weighted-average number of common shares outstanding for the year ended December 31, 2021 was 72,544,000 (2020
 –
basic 72,542,071).
The diluted weighted-average number of common shares outstanding for the year ended December 31, 2021 was 73,181,834 (2020 – diluted 72,542,071). These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.
In determining diluted net earnings (loss) per share, the Company assumes that the proceeds received from the exercise of
“in-the-money”
stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the year ended December 31, 2021, the Company excluded 1,580,327 stock options (2020 - 4,589,042) as their exercise price was greater than the average common share market price in the year.
22. RELATED PARTY DISCLOSURES
Details of controlled and consolidated entities active as at December 31, 2021 are as follows*:

	Country of Incorporation	Ownership Interest 2021	Ownership Interest 2020
TG Energy UK Ltd	United Kingdom	100%	100%
TransGlobe Petroleum International Inc.	Turks & Caicos	100%	100%
TG Holdings Yemen Inc.	Turks & Caicos	100%	100%
TransGlobe West Bakr Inc.	Turks & Caicos	100%	100%
TransGlobe West Gharib Inc.	Turks & Caicos	100%	100%
TG Energy Marketing Inc.	Turks & Caicos	100%	100%
TG NW Gharib Inc.	Turks & Caicos	100%	100%
TG S Ghazalat Inc.	Turks & Caicos	100%	100%

*	Includes only entities that were active as at December 31, 2021.
23. COMPENSATION OF KEY MANAGEMENT PERSONNEL
Key management personnel have been identified as the Board of Directors and the three executive officers of the Company (2020 – three executive officers). Salaries, incentives and short-term benefits are composed of salaries and directors’ fees, annual bonuses, and other benefits. Share-based compensation includes compensation to TransGlobe’s key management personnel under the PSU, DSU and stock option Plans.
The compensation relating to key management personnel is as follows:

($000s)	2021	2020
Salaries, incentives and short-term benefits	2,231	1,762
Share-based compensation	1,324	826

Total	3,555	2,588

24. SEGMENTED INFORMATION
The Company has two reportable segments for the years ended December 31, 2021 and December 31, 2020: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as
the Company’s accounting
policies
.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Years Ended December 31
	2021	2020	2021	2020	2021	2020	2021	2020
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	257,338	173,086	18,225	8,679	-	-	275,563	181,765
Natural gas sales	-	-	4,984	2,815	-	-	4,984	2,815
Natural gas liquids sales	-	-	8,686	4,191	-	-	8,686	4,191
Overlift	14,723	-	-	-	-	-	14,723	-
Less: royalties	(129,891)	(71,741)	(5,059)	(2,355)	-	-	(134,950)	(74,096)

Petroleum and natural gas sales, net of royalties	142,170	101,345	26,836	13,330	-	-	169,006	114,675
Finance revenue	-	16	-	-	9	90	9	106
Other revenue	-	-	-	-	32	641	32	641

Total segmented revenue	142,170	101,361	26,836	13,330	41	731	169,047	115,422

Segmented expenses
Production and operating	54,379	58,305	7,051	6,157	-	-	61,430	64,462
Overlift	14,723	-	-	-	-	-	14,723	-
Selling costs	3,921	2,111	-	-	-	-	3,921	2,111
General and administrative	4,574	4,781	1,019	920	14,760	6,289	20,353	11,990
Foreign exchange loss	-	-	-	-	47	24	47	24
Finance costs	797	2,159	337	343	7	18	1,141	2,520
Depletion, depreciation and amortization	17,120	22,927	7,905	7,320	409	802	25,434	31,049
Asset retirement obligation accretion	-	-	207	259	-	-	207	259
Loss (gain) on financial instruments	9,783	(6,621)	780	-	-	-	10,563	(6,621)
Impairment (reversal) loss	(28,170)	69,434	(3,351)	4,061	-	-	(31,521)	73,495
Income tax expense	22,411	13,530	-	-	-	-	22,411	13,530

Segmented net earnings (loss)	42,632	(65,265)	12,888	(5,730)	(15,182)	(6,402)	40,338	(77,397)

Capital expenditures
Exploration and development	14,561	5,256	12,222	2,067	-	-	26,783	7,323
Corporate	-	-	-	-	39	175	39	175

Total capital expenditures	14,561	5,256	12,222	2,067	39	175	26,822	7,498

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at December 31, 2021				As at December 31, 2020
($000s)	Egypt	Canada	Corporate	Total	Egypt	Canada	Corporate	Total
Assets
Cash	27,966	2,248	7,715	37,929	25,236	1,831	7,443	34,510
Accounts receivable	7,335	4,352	530	12,217	6,594	2,821	581	9,996
Intangible exploration and evaluation assets	2,089	584	-	2,673	-	584	-	584
Property and equipment
Petroleum and natural gas assets	95,478	78,326	-	173,804	70,331	69,728	-	140,059
Other assets	1,304	20	878	2,202	1,985	11	921	2,917
Other	2,926	312	786	4,024	8,335	331	692	9,358
Deferred taxes	6,246	-	-	6,246	3,723	-	-	3,723

Total segmented assets	143,344	85,842	9,909	239,095	116,204	75,306	9,637	201,147

Liabilities
Accounts payable and accrued liabilities	18,193	4,117	3,802	26,112	14,342	2,040	3,794	20,176
Share-based compensation liabilities	-	-	10,133	10,133	-	-	2,035	2,035
Derivative commodity contracts	-	88	-	88	398	-	-	398
Long-term debt	-	3,040	-	3,040	14,897	6,567	-	21,464
Asset retirement obligation	-	14,102	-	14,102	-	13,042	-	13,042
Lease obligation	452	89	259	800	1,466	302	246	2,014
Deferred taxes	6,246	-	-	6,246	3,723	-	-	3,723

Total segmented liabilities	24,891	21,436	14,194	60,521	34,826	21,951	6,075	62,852

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

25. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in
non-cash
working capital consisted of the following:

	Years ended December 31
($000s)	2021	2020
Operating activities
(Increase) decrease in current assets
Accounts receivable	(2,220)	685
Prepaids and other	(202)	886
Product inventory 1	5,079	7,288
(Decrease) increase in current liabilities
Accounts payable and accrued liabilities 2	(5,941)	(7,523)
Share-based compensation liabilities	3,415	(70)

Total changes in non-cash working capital	131	1,266

Investing activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	7,601	(3,544)

Total changes in non-cash working capital	7,601	(3,544)

Financing activities
(Increase) decrease in current liabilities
Other liabilities	(365)	161

Total changes in non-cash working capital	(365)	161

1	The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

2	Inclusive of changes in current portion of share-based compensation liabilities.
26. SUPPLEMENTAL EMPLOYEE COMPENSATION EXPENSE INFORMATION
TransGlobe’s Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss) is prepared primarily by nature of item, with the exception of employee compensation expense which is included in both production and operating, and general and administrative (“G&A”) expense line items. The following table details the amount of total employee compensation expense included in production and operating expense and G&A expense line items:

($000s)	2021	2020
Production and operating	3,547	3,569
G&A	12,804	5,207

Total	16,351	8,776

27. SUBSEQUENT EVENTS
In December of 2021, the Company announced that its agreement with EGPC to merge, amend and extend its three existing Eastern Desert concessions (the “Agreement”) had been ratified into Egyptian Law. The effective date of the new Agreement will be February 01, 2020 (the “Effective Date”).
Subsequent to year-end, the Company remitted the initial modernization payment of
$15.0
million and signature bonus of $1.0 million as part of the conditions precedent to the official signing of the Agreement, which occurred on January 19, 2022. In accordance with the Agreement, TransGlobe made another modernization payment to EGPC in the amount of $10.0 million on February 1, 2022. As previously disclosed, the total modernization payment is $65.0 million and will be payable over six years from the Effective Date of the agreement; $15.0 million due prior to signing and five further instalments of $10.0 million payable annually from February 01, 2022 – February 01, 2026.
It is expected that the Agreement will impact management’s assessment of impairment reversal and its CGU determination. This will be fully assessed and concluded upon in the first half of 2022.
On March 16, 2022 the Company declared a dividend of $0.10 per common share, which will be paid in cash on May 12, 2022 to shareholders of record on April 29, 2022.